October 16, 2013
Via EDGAR and E-mail
United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re: CST Brands, Inc.
Registration Statement on Form S-1
Filed September 13, 2013
File No. 333-191162

Dear Ms. Ransom:
We are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 11, 2013, in connection with the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of CST Brands, Inc. (the “Company”). The Company has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, each of which has been marked to show changes made to the original filing.
Your numbered comments with respect to the Registration Statement have been reproduced below in bold text. Our responses thereto are set forth immediately following the reproduced comment to which it relates. All page references in the Company’s responses are to the courtesy copy of Amendment No. 1.
General
1. We note the structure of the proposed two-step transaction that Valero Energy Corporation (“Valero”) may engage in to distribute your shares of common stock to the public via the debt exchange party. Please provide us a detailed analysis addressing how this two-step structure complies with Section 5 of the Securities Act of 1933, including any exemptions or exclusions upon which the parties involved intend to rely. In your analysis, please also address the following issues:

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The basis for registering the shares prior to completion of the debt exchange, or the exemption from registration relied upon in connection with such exchange. In particular, if you intend to rely on Section 2(a)(3) of the Securities Act to exclude the exchange from the definition of sale, please provide the analysis by which you concluded that Valero directly or indirectly controls you.

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Whether Valero is properly characterized as a selling shareholder in the offering if it previously sold the shares to the debt exchange party in exchange for the satisfaction and discharge of certain short-term debt obligations, and it will not receive any proceeds for the offering.

United States Securities and Exchange Commission
October 16, 2013

•	Whether the debt exchange party should be characterized as an underwriter in the offering, rather than simply an affiliate of one of your underwriters.
Company Response: The Company respectfully submits that (i) Valero’s sale of common stock of the Company (“common stock”) to Citicorp North America, Inc. (the “debt exchange party”), an affiliate of Citigroup Global Markets Inc. (“Citigroup”) which is acting as representative of the underwriters, (ii) the debt exchange party’s sale of such common stock to Citigroup and the other underwriters (the “underwriters”) and (iii) the sale by the underwriters of such common stock to the public, should be viewed as a “firm commitment” underwritten offering for purposes of section 5 of the Securities Act in which a selling stockholder sells shares directly to an underwriter that, in turn, sells such stock to the public. As a result, for purposes of U.S. securities laws, Valero will be deemed to be a selling stockholder and an underwriter. Additionally, the debt exchange party will be deemed to be an underwriter of the shares of common stock offered in the public offering, as disclosed on the prospectus cover page.
Valero, which currently owns the common stock to be sold in this offering, will transfer in a private transaction the shares of common stock to the debt exchange party in exchange for outstanding indebtedness of Valero held by the debt exchange party. The debt exchange party, Valero and, for limited purposes, the Company will enter into an exchange agreement that outlines the terms and conditions of the debt-for-equity exchange, including Valero’s obligation to sell the shares of common stock to the debt exchange party. On the date of the execution of the exchange agreement, Valero, the debt exchange party, the underwriters and the Company will enter into an underwriting agreement to conduct a public offering of the common stock to be received by the debt exchange party in the debt-for-equity exchange. The underwriting agreement will obligate the debt exchange party to sell the shares of common stock to the underwriters and the underwriters to purchase the shares of common stock from the debt exchange party in a private transaction. The underwriters will then sell the shares of common stock to the public pursuant to the terms and conditions of the underwriting agreement. The debt exchange party will keep all of the proceeds from such sales. The debt-for-equity exchange is expected to take place on the third business day after the date of the exchange agreement and on the same day as, and just prior to, the closing of the public offering of common stock. The completion of the debt-for-equity exchange pursuant to the exchange agreement will be conditioned upon the completion of the public offering pursuant to the underwriting agreement and the completion of the public offering pursuant to the underwriting agreement will be conditioned about the completion of the debt-for-equity exchange.
The Company respectfully submits that the only substantive difference between a firm commitment underwritten offering by a selling stockholder and this offering is that, instead of receiving cash proceeds from the sale of common stock to the public, Valero will be receiving a reduction in its outstanding indebtedness in exchange for the common stock. The amount of debt exchanged for common stock will be based on the public offering price. As is the case in a traditional underwritten offering by a selling shareholder, Valero will ultimately bear the pricing and consummation risk for the sale of the common stock to the public. In addition, the debt-for-equity exchange and the subsequent sale of common stock will occur on the same day, similar to a traditional firm commitment underwritten offering in which the placement of the offered stock by the selling stockholder to the underwriter and the sale of such stock by the underwriter to the public occur on the same day. The Company therefore respectfully submits that Valero is properly characterized as a selling stockholder. Consistent with a traditional firm commitment underwritten offering, the shares of common stock must be registered prior to the delivery of such shares to the underwriters.
The debt exchange party will be deemed to be an underwriter with respect to any shares of Company common stock that it acquires in the exchange and sells to the underwriters for sale to the public because the debt exchange party is acquiring the common stock from Valero with a view to redistributing such stock to the

United States Securities and Exchange Commission
October 16, 2013

public. As noted above, the debt-for-equity exchange is expected to occur on the same day as, and just prior to, the closing of the public offering of Company common stock. Accordingly, it is expected that the debt exchange party will acquire the Company common stock from Valero with a view to distributing such stock to the public, thereby qualifying as an underwriter for the offering.
Prospectus Cover Page
2. Please revise the cover page of your prospectus to identify the underwriters, or at least the lead underwriter. Please tell us when you will identify the debt exchange party as well.
Company Response: The Company has revised the Registration Statement to identify the underwriters and the debt exchange party.
The Underwriting and Exchange, page 9
3. We note your indication here that the debt exchange party will place a portion of the shares sold in this offering with the other underwriters and the underwriters will sell the shares to investors in this offering. If only a portion of the shares received by the debt exchange party will be placed with the other underwriters, please clarify what the debt exchange party will do with the shares it retains. We presume the debt exchange party will also offer those shares to investors in this offering, but please clarify.
Company Response: The Company has revised the Registration Statement on page 5 to clarify that the debt exchange party will sell all of the shares of common stock to be sold in the offering to the underwriters, including Citigroup, who will offer those shares to investors in the offering. The debt exchange party will not retain any shares of common stock.
Risk Factors, page 15
4. We note that, in your second quarter 2013 earnings conference call on August 13, 2013, you mentioned the impact of a 3 week construction worker strike in Canada on your same store sales growth. Please consider the effect of this and other similar labor issues on your business and discuss in a risk factor, as appropriate.
Company Response: The Company has revised the Registration Statement on page 16 as requested.
Volatility in crude oil and wholesale motor fuel costs. . .page 19
5. We note that, according to your MD&A, volatility in the price of motor fuel and crude oil have had a material negative impact on your revenue in recent periods. Please prominently address this issue within your risk factor section.
Company Response: The Company has revised the Registration Statement on page 15 as requested.

United States Securities and Exchange Commission
October 16, 2013

Item 15. Recent Sales of Unregistered Securities, page II-2
6. Please disclose the recent sale of your 5.00% Senior Notes due 2023, consummated on May 1, 2013. Please see Item 701 of Regulation S-K.
Company Response: The Company has revised the Registration Statement beginning on page II-2 as requested.
Index to Exhibits, page II-4
7. We note that you plan to file certain exhibits by amendment, including your legality opinion. Please note that we may comment on this and other documents and allow for sufficient time for our review.
Company Response: The Company acknowledges the Staff’s comment and notes that it has filed Exhibit 5.1 with Amendment No. 1. The Company will file additional exhibits by amendment when available, allowing sufficient time to review the requested information prior to effectiveness.
We acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tammy Floyd, Vice President and Controller of the Company, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Sincerely,

/s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller